May 11, 2010

Ms Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

BY COURIER AND EDGAR

Re:         BHP Billiton Limited and BHP Billiton Plc
Form 20-F for the Fiscal Year Ended June 30, 2009
Filed September 14, 2009
File Nos. 1-09526 and 1-31714

Dear Ms. Blye:

This letter by BHP Billiton Limited, a company organized under the laws of Australia, and BHP Billiton Plc, a company organized under the laws of England and Wales (together, "BHP Billiton"), is in response to the letter of comments from the Staff of the Securities and Exchange Commission (the "SEC") to BHP Billiton, dated March 17, 2010 (the "Comment Letter"), with respect to BHP Billiton's Form 20-F for the fiscal year ended June 30, 2009.

Set forth below is BHP Billiton's response to the comments raised in the Comment Letter. In summary, to the best of our knowledge, we have had no contacts with Sudan or Syria during the relevant period.  Our contacts with Iran and Cuba are detailed below.  We do not believe that these contacts constitute a material investment risk for BHP Billiton security holders. For the convenience of the Staff, we have duplicated the text of the comments in bold type to precede BHP Billiton's response.

1.
We note the disclosure on pages 26 and 30 that you operate in the Middle East and Africa, and on page 29 that you have exploration interests in Latin America.  These regional references generally are understood to encompass Iran, Syria, Sudan, and Cuba. In addition, we are aware of a July 2008 news report that you are a major supplier of coking coal to Iran.

Cuba, Iran, Sudan, and Syria are countries that are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include specific disclosure regarding contacts with Cuba, Iran, Sudan, or Syria.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, since your letter to the staff dated May 5, 2005, whether through subsidiaries, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, technology, or services that you have provided into Cuba, Iran, Sudan, or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

We supplementally advise the Staff as follows:

IRAN

In March 2002, an Australian-incorporated subsidiary of BHP Billiton entered into a Memorandum of Understanding with the National Iranian Oil Company to study the feasibility of constructing a pipeline to transport natural gas from Iran to Pakistan and India.  The National Iranian Oil Company is an Iranian state-owned corporation. The Memorandum of Understanding had an initial term of three years and was subsequently extended until November 2005.  Under the Memorandum of Understanding, BHP Billiton evaluated the proposed pipeline project.  In the course of BHP Billiton's work, BHP Billiton employees met with a number of government agencies and government controlled entities in Iran.  During 2007, BHP Billiton decided not to proceed any further with the evaluation.  BHP Billiton received no revenue relating to this evaluation and since May 2005, our total expenses were less than US$10 million (most of which comprised the internal cost of BHP Billiton staff time).  No U.S. citizens or permanent residents were involved in the evaluation.

During the period since May 2005:

(i)	our Swiss-incorporated marketing subsidiary BHP Billiton Marketing AG has sold alumina and metallurgical (coking) coal;

(ii)	our Swiss-incorporated marketing subsidiary Samancor AG has sold manganese ore and ferro-managanese; and

(iii)	our Chilean-incorporated subsidiary Minera Escondida Limitada has sold copper concentrate,

directly and indirectly to purchasers in Iran.  From time to time, BHP Billiton has put in place freight and logistics arrangements with Iranian counterparts for the delivery of a portion of these products.  The ultimate purchasers of these products included a number of state-owned enterprises, including Esfahan Steel Company, Mobarakeh Steel Company, Iranian Aluminium Company and National Iranian Copper Industries Co.  Total revenue from these sales for the fiscal years ended June 30, 2005 though June 30, 2009 amounted to approximately US$361 million, representing approximately 0.16% of BHP Billiton's consolidated revenue for the same period.  We estimate that revenue from such sales in the fiscal year ending June 30, 2010 will be approximately US$74 million.

In addition, in 2007 and 2008, BHP Billiton Marketing AG purchased a total of four cargoes of iron ore that originated in Iran as part of our third-party trading activities.  The purchases were arranged through traders based in Dubai. Our total profit on resale of these cargoes was approximately US$210,000.

From time to time, BHP Billiton personnel have met with, spoken to or corresponded with representatives of the marketing agent for its sales to Iran and representatives of its Iranian customers and other potential Iranian customers, including state-owned enterprises, regarding sales of BHP Billiton products. BHP Billiton personnel have also corresponded with freight and logistics providers to oversee the delivery of product into ports in Iran.

These sales and purchases were all facilitated outside the United States and all of our contacts with Iranian customers took place outside the United States.

Since 2003, a subsidiary of BHP Billiton, in its capacity as a non-operating 16% owner of the Bruce oil and gas field offshore the United Kingdom, has been party to a contract with the owners of the adjacent Rhum field under which production from the Rhum field flows through the Bruce facilities in return for the payment of tariffs.  An indirect subsidiary of the National Iranian Oil Company is a 50% non-operating owner of the Rhum field, and therefore a party to the contract.

CUBA

Between August 2005 and March 2009, BHP Billiton's 99.94% owned Colombian subsidiary Cerro Matoso SA ("CMSA") contracted with Geominera SA, a state-owned Cuban mining company, to undertake a research project with the Cuban Centro de Investigaciones y Proyectos para la Industria Minero-Metalúrgica (Center for Research and Projects for the Mining and Metallurgical Industry, or "CIPIMM") to research the use of the slag produced in CMSA's electrical furnaces as an additive for cement fabrication and as a soil conditioner for agricultural use.  Total BHP Billiton expenditures under the contract were approximately US$85,000.

Between August 2006 and November 2008, BHP Billiton's Guatemalan subsidiary Maya Nickel Inc. engaged CUBANEX, a state-owned Cuban drilling contractor, to undertake contract exploration drilling in Maya Nickel's exploration license areas in Guatemala.  The total value of these contracts was approximately US$2.7 million and approximately US$2.2 million was paid to CUBANEX by BHP Billiton before the contracts were suspended.

In 2006 and 2007, several groups of BHP Billiton executives visited Cuba.  Contacts during these visits included meetings with the Director of CIPIMM, the Minister of Basic Industry of Cuba and advisers to the Minister of Basic Industry.  While certain potential mineral projects were discussed, no commercial agreements were reached and there are no ongoing discussions with representatives of the Cuban government or Cuban state-owned enterprises regarding BHP Billiton involvement in mineral projects in Cuba.  No U.S. citizens or permanent residents were involved in these visits.

SUDAN AND SYRIA

To the best of our knowledge, we have had no contacts with Sudan or Syria since May 2005.

2.
Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Cuba, Iran, Sudan, and Syria for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

We believe that BHP Billiton's contacts with Cuba and Iran do not constitute a material investment risk to BHP Billiton securityholders.  As indicated by the details disclosed in response to Comment 1, the nature and value of these contacts is not significant to the results or prospects of BHP Billiton's business.  In relation to qualitative factors, we make a significant effort to communicate with our securityholders and understand their views and concerns about BHP Billiton.  We do not see evidence that any significant portion of our global investor base would regard our dealings with Cuba and Iran described above as important in making an investment decision. We do not believe that the disclosure of such activities is likely to adversely affect our reputation or the value of our securities.

As requested, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/S/ ALEX VANSELOW

Alex Vanselow
Chief Financial Officer

cc: Mr. Pradip Bhaumik, Special Counsel, Office of Global Security Risk